T. Rowe Price Strategic Income Fund, Inc.

T. Rowe Price Strategic Income Fund

(1)  The prospectus now provides that the fund’s investments in non-U.S. dollar-denominated debt securities in emerging markets will not exceed 30% of the fund’s net assets.  The prospectus previously provided that investments in non-U.S. dollar-denominated debt securities in emerging markets would not exceed 20% of the fund’s net assets.

(2)  The prospectus now provides that fund investments in mortgage-backed securities (other than commercial mortgage-backed securities) are limited to 40% of net assets.  The prospectus previously did not exclude commercial mortgage-backed securities and provided that fund may invest up to 40% of its net assets in mortgage-backed securities.

(3)  The prospectus now provides that fund investments in asset-backed securities (other than mortgage-backed securities) are limited to 20% of total assets.  There was previously no operating policy specific to investments in asset-backed securities

Under “Principal Risks” in section 1, the following risk was added:

Currency risk.  Because the fund may invest in securities issued in foreign currencies, the fund is subject to the risk that it could experience losses based solely on the weakness of foreign currencies versus the U.S. dollar and changes in the exchange rates between such currencies and the U.S. dollar. Any attempts at currency hedging may not be successful and could cause the fund to lose money.

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This below section is "yes" for question 77C.

The fundamental policy relating to the purchase and sale of commodities has been revised to the following:

The funds may not purchase or sell commodities except to the extent permitted by applicable law.

To clarify the intent of the new policy, the following note was added to the SAI to be read in connection with the policy:

With respect to this investment restriction, the funds may not directly purchase or sell commodities that require physical storage unless acquired as a result of ownership of securities or other instruments but the funds may invest in any derivatives and other financial instruments that involve commodities or represent interests in commodities to the extent permitted by the Investment Company Act of 1940 or other applicable law.

This new policy does not apply to the Dividend Growth Fund, Diversified Small-Cap Growth Fund, Emerging Markets Local Multi-Sector Account Portfolio, Institutional High Yield Fund, Institutional Large-Cap Growth Fund, Institutional Large-Cap Value Fund, Institutional Mid-Cap Equity Growth Fund, Institutional Small-Cap Stock Fund, or New America Growth Fund since these funds did not obtain the necessary shareholder votes to approve the revised policy.  These funds will continue to operate under their current policy, which is that they may not purchase or sell physical commodities, except that they may enter into futures contracts and options thereon.

We did not seek shareholder approval to apply the new policy to the Short-Government Reserve Fund, Short-Term Reserve Fund, or any of the T. Rowe Price money market funds since they are not permitted to use derivatives.